United States securities and exchange commission logo





                            October 5, 2022

       John Morgan
       Chief Executive Officer
       Lee Pharmaceuticals, Inc.
       30 N Gould Street
       Suite 5835
       Sheridan, WY 82801

                                                        Re: Lee
Pharmaceuticals, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 13,
2022
                                                            File No. 024-11991

       Dear John Morgan:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed September 13, 2022

       Preliminary Offering Circular, page iii

   1. The disclosure of your maximum offering amount at the top of page iii is inconsistent with your representations
elsewhere in the offering circular that you are offering up to
                                                        $50,000,000 in shares
of common stock. Please revise to clarify the maximum offering amount.
       Corporate History, page 21

   2. Please supplement your disclosure of the January 10, 2022 change of control transaction to explain the
background and impetus for this transaction.
 John Morgan
FirstName  LastNameJohn
Lee Pharmaceuticals, Inc. Morgan
Comapany
October    NameLee Pharmaceuticals, Inc.
        5, 2022
October
Page 2 5, 2022 Page 2
FirstName LastName
Plan of Operations, page 22

3. We note your disclosure that the company is "currently focused on developing services."
         Your offering circular contains broad references to new or developing technologies but does not contain a discussion of the company's business plan. Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. Please provide us with a detailed analysis as to the company's eligibility to conduct this offering under Regulation A.
4. Revise to provide a thorough discussion of the company's current or planned service offerings for each of the areas identified, including "the Cyber and METAVERSE space."
5. Please provide more information about the current stage of development of your business and service offerings, the expected capital expenditures required to develop the offerings, and the expected timeline for development.
6. We note that you plan to provide services related to blockchain, NFTs, and cryptocurrency. Specify what services the company intends to provide and explain how the company intends to comply with applicable regulatory requirements in connection with these services. Additionally, revise your risk factors and summary risk factors to include blockchain and crypto asset specific risks associated with any planned business operations, as well as the specific regulatory risks associated with your planned business operations.
7. Disclose whether you currently mint, mine or otherwise facilitate the minting or mining of any crypto assets.
Directors, Executive Officers and Significant Employees
Directors and Executive Officers, page 24

8. Please expand the discussion of Mr. Morgan's business experience during the past five years. This summary should include the names of companies or organizations and specific positions held, as well as a brief explanation as to the nature of the responsibilities undertaken in prior positions. Refer to Item 10(c) of Form 1-A. Series A Preferred Stock, page 27

9. We note that each share of Series A Preferred Stock converts into 10,000,000 shares of common stock, and the holder of the Series A Preferred Stock is entitled to a vote representing 60% of all votes cast. Revise to clarify the conditions under which the Series
         A shares will convert into shares of common stock. Additionally, clarify the mechanism by which the holder of the Series A Preferred Stock holds 60% of the voting power.
         Revise your disclosure throughout the filing to reflect the controlled nature of the company.
 John Morgan
Lee Pharmaceuticals, Inc.
October 5, 2022
Page 3
General

10. Please provide a currently dated consent from your independent public accounting firm.
11. We note your disclosure on page F-21 that the company is subject to state tax in Florida, even though the company is incorporated in Colorado and its corporates offices are in
       Wyoming. Please explain why you are subject to taxation in Florida and identify any other jurisdictions where the company has material operations.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess,
Legal Branch Chief, (202) 551- 7951 with any questions.



                                                             Sincerely,
FirstName LastNameJohn Morgan
                                                             Division of
Corporation Finance
Comapany NameLee Pharmaceuticals, Inc.
                                                             Office of
Technology
October 5, 2022 Page 3
cc:       Jeff Turner
FirstName LastName